Tanzanian Gold Corporation

Unaudited Interim Condensed Consolidated

Financial Statements

For the three month periods ended

November 30, 2020 and 2019

(expressed in Canadian dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim condensed consolidated financial statements of Tanzanian Gold Corporation, are the responsibility of the management and Board of Directors of the Company.

The unaudited interim condensed consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited interim condensed consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the interim condensed consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Stephen Mullowney” “Marco Guidi”_______

Stephen MullowneyMarco Guidi

Chief Executive Officer Chief Financial Officer

Tanzanian Gold Corporation Unaudited Interim Condensed Consolidated Statements of Financial Position (Expressed in Canadian Dollars)
As at	November 30, 2020	August 31, 2020

Assets
Current Assets
Cash (Note 15)	$ 2,672,996	$ 5,293,766
Other receivables (Note 11)	965,485	714,245
Prepaid and other assets (Note 12)	82,573	101,364
Inventory (Note 14)	1,214,948	948,072
	4,936,002	7,057,447
Property, plant and equipment (Note 4)	2,238,685	2,269,820
Mineral properties and deferred exploration (Note 3)	41,815,108	40,483,487
	$ 48,989,795	$ 49,810,754

Liabilities
Current Liabilities
Trade, other payables and accrued liabilities (Note 13)	$ 6,110,758	$ 6,375,882
Leases payable (Note 4)	-	88,207
Convertible debentures (Note 23)	7,413,000	6,647,000
Derivative warrant liabilities (Note 24)	409,000	720,000
	13,932,758	13,831,089
Asset Retirement Obligation (Note 18)	3,535,501	3,500,000
	17,468,259	17,331,089
Shareholders’ equity
Share capital (Note 5)	179,765,820	178,396,820
Share based payment reserve (Note 7)	3,449,269	3,449,269
Warrants reserve (Note 6)	1,033,037	1,033,037
Accumulated other comprehensive loss	(1,299,226)	(996,538)
Accumulated deficit	(150,380,774)	(149,041,291)
Equity attributable to owners of the Company	32,568,126	32,841,297
Non-controlling interests (Note 19, 3(a))	(1,046,590)	(361,632)
Total shareholders’ equity	31,521,536	32,479,665
	$ 48,989,795	$ 49,810,754

 Nature of operations and Going Concern (Note 1)

 Commitments and Contingencies (Notes 3 and 17)

 Events after the reporting period (Note 25)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss (Expressed in Canadian Dollars)
Three month periods ended November 30,	2020	2019
Administrative expenses
Depreciation (Note 4)	$ 73,745	$ 87,049
Consulting (Note 8)	291,855	301,449
Directors’ fees (Note 8)	82,657	27,906
Office and general	155,274	62,877
Shareholder information	93,108	162,299
Professional fees (Note 8)	441,863	215,780
Salaries and benefits	378,122	198,815
Share based payments (Note 5)	-	11,000
Travel and accommodation	27,221	16,526
	(1,543,845)	(1,083,701)
Other income (expenses)
Foreign exchange	141,587	(75,355)
Interest, net	39,268	(5,667)
Interest accretion (Notes 20 and 22)	-	(219,250)
Gain on derivative in gold bullion loans (Note 20)	-	400,000
Gain on derivative warrant liabilities (Note 24)	307,000	-
Change in fair value of convertible debentures (Note 23)	(867,000)	-
Accretion on asset retirement obligation (Note 18)	(43,750)	(2,860)
Finance costs (Note 21)	-	(163,659)
Transaction costs on convertible debenture (Note 23)	(55,038)	-
Exploration costs	(658)	(22,585)
Interest on leases (Note 4)	-	(2,549)
Withholding tax costs	(2,005)	(41,985)
Net loss	$ (2,024,441)	$ (1,217,611)
Items that may be reclassified to profit or loss
Foreign currency translation	(302,688)	(73,925)
Comprehensive loss	$ (2,327,129)	$ (1,291,536)

Loss attributable to:
Parent	(1,339,483)	(1,090,312)
Non-controlling interests	(684,958)	(127,299)
	$ (2,024,441)	$ (1,217,611)
Comprehensive loss attributable to:
Parent	(2,190,919)	(1,258,270)
Non-controlling interests	(136,210)	(33,266)
	$ (2,327,129)	$ (1,291,536)

Loss per share – basic and diluted attributable to Parent	$ (0.01)	$ (0.01)
Weighted average # of shares outstanding – basic and diluted	200,611,435	150,617,523

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)
Three month periods ended November 30,	2020	2019

Operating
Net loss	$ (2,024,441)	$ (1,217,611)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation	73,745	87,049
Gain on derivative in gold bullion loans	-	(400,000)
Gain on derivative warrant liabilities	(307,000)	-
Change in fair value of convertible debentures	867,000	-
Share based payments	-	11,000
Accretion on asset retirement obligation	43,750	2,860
Interest accretion	-	219,250
Foreign exchange	(44,599)	(149,605)
Forgiveness of interest	(54,045)	-
Shares issued for payment of interest on bullion loans	-	132,232
Net change in non-cash operating working capital items:
Other receivables	(251,240)	(221,158)
Inventory	(266,876)	(1,052)
Prepaid expenses	18,791	(55,893)
Trade, other payables and accrued liabilities	(330,603)	(32,301)
Cash used in operating activities	(2,275,518)	(1,625,229)
Investing
Mineral properties and deferred exploration costs, net of recoveries	(2,442,537)	(1,593,219)
Proceeds from gold sales	879,088	-
Purchase of property, plant and equipment	(53,999)	(30,558)
Cash used in investing activities	(1,617,448)	(1,623,777)
Financing
Issuance of common shares for cash, net of issue costs	-	78,739
Interest on leases	-	2,461
Repayment of leases	(34,162)	-
Proceeds from issuance of convertible debentures	1,306,358	-
Proceeds from issuance of convertible loans	-	2,502,010
Cash provided by financing activities	1,272,196	2,583,210
Net decrease in cash	(2,620,770)	(665,796)
Cash, beginning of period	5,293,766	3,389,319
Cash, end of period	$ 2,672,996	$ 2,723,523

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation Unaudited Interim Condensed Consolidated Statements of Cash Flow (Expressed in Canadian Dollars)

Supplementary information: Three months ended November 30, 2020	2020	2019
Non-cash transactions:
Shares issued for interest on loans	$ -	$ 132,232
Shares issued on conversion of debentures	1,369,000	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

1.Nature of Operations and Going Concern

The Company was originally incorporated under the corporate name “424547 Alberta Ltd.” in the Province of Alberta on July 5, 1990, under the Business Corporations Act (Alberta).  The name of the Company was changed to Tanzanian Gold Corporation on April 11, 2019 (“Tanzanian” or the “Company”).  The address of the Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada.  The Company’s principal business activity is in the exploration and development of mineral property interests.  The Company’s mineral properties are located in United Republic of Tanzania (“Tanzania”).

The Company is in the process of exploring and evaluating its mineral properties.  The business of exploring and mining for minerals involves a high degree of risk.  The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

The amounts shown as mineral properties and deferred exploration expenditures represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

At November 30, 2020 the Company had a working capital deficiency of $8,996,756 (August 31, 2020 – $6,773,642), including $7,413,000 in convertible debentures and $409,000 in derivative liabilities which will only be settled by issuing equity of the Company.  The Company had not yet achieved profitable operations, has accumulated losses of $150,380,774 (August 31, 2020 – $149,041,291). The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

The Company’s current funding sources and taking into account the working capital position and capital requirements at November 30, 2020, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. Whilst the Company has been successful in obtaining financing in the past, there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

These unaudited interim condensed consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the interim condensed consolidated financial statements.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

2.  Basis of Preparation

2.1 Statement of compliance

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These unaudited interim condensed consolidated financial statements were approved and authorized by the Board of Directors of the Company on January 14, 2021.

2.2 Basis of presentation

The interim condensed consolidated financial statements of the Company as at and for the three month periods ended November 30, 2020 and 2019 comprise the activities and balances of the Company and its subsidiaries (together referred to as the “Company” or “Group”).

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s August 31, 2020 annual financial statements.

2.3 COVID-19

At the end of 2019, a novel strain of coronavirus (“COVID-19”) was reported in China. The COVID-19 outbreak has developed rapidly in 2020, with a significant number of infections around the world. On March 11, 2020, it was labelled a pandemic by the World Health Organization. During the first quarter of 2020, attempts at containment of COVID-19 have resulted in decreased economic activity, which has adversely affected the broader global economy. The rapid development and fluidity of the situation precludes any prediction as to the ultimate impact of COVID-19; however, the Company seeks to obtain the best possible information to enable the assessment of the risks involved, and implement appropriate measures to respond.  The Company has taken a number of measures to safeguard the health of its employees and the local communities where it operates.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

3.Mineral Properties and Deferred Exploration

The Company explores or acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

The Company’s mineral interests in Tanzania are initially held under prospecting licenses granted pursuant to the Mining Act, 2010 (Tanzania) for a period of up to four years, and are renewable two times for a period of up to two years each.  Annual rental fees for prospecting licenses are based on the total area of the license measured in square kilometres, multiplied by US$100/sq.km for the initial period, US$150/sq.km for the first renewal and US$200/sq.km for the second renewal.  With each renewal at least 50% of the licensed area, if greater than 20 square kilometres, must be relinquished and if the Company wishes to keep the relinquished one-half portion, it must file a new application for the relinquished portion.  There is also an initial one-time “preparation fee” of US$500 per license.  Upon renewal, there is a renewal fee of US$300 per license.

Section 30 of the Mining Act states that the amount that is to be spent on prospecting operations is to be prescribed by Regulation.

Period	Minimum expenditure (US$)
Initial period (4 years)	$500 per sq km for annum
First renewal (3 years)	$1,000 per sq km for annum
Second renewal (2 years)	$2,000 per sq km for annum

Certain of the Company’s prospecting licenses are currently being renewed.

     The continuity of expenditures on mineral properties is as follows:

Buckreef (a)
Balance, September 1, 2019	**$ 31,750,255**
Exploration expenditures:	
Camp, field supplies and travel	493,922
License fees and exploration and field overhead	1,131,669
Geological consulting and field wages	980,064
Trenching and drilling	3,580,949
Mine design	803,358
Change in estimate of asset retirement obligation	2,754,016
Gold recoveries	(495,573)
- Payments to Stamico	321,591
Foreign exchange translation	(836,764)
Balance, August 31, 2020	**$ 40,483,487**
Exploration expenditures:	
Camp, field supplies and travel	70,578
License fees and exploration and field overhead	389,370
Geological consulting and field wages	358,948
Trenching and drilling	513,014
Mine design	178,351
Mining and processing costs	563,193
Gold recoveries	(879,088)
- Payments to Stamico	431,895
Foreign exchange translation	(294,640)
Balance, November 30, 2020	**$ 41,815,108**

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

3.Mineral Properties and Deferred Exploration (continued)

(a) Buckreef Gold Project:

On December 21, 2010, the Company announced it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania (the “Buckreef Project”).  Pursuant to the agreement dated December 16, 2010, the Company paid US$3,000,000 to the State Mining Company (“Stamico”).  On October 25, 2011, a Definitive Joint Venture Agreement was entered into with Stamico for the development of the Buckreef Gold Project.  Through its wholly-owned subsidiary, Tanzam, the Company holds a 55% interest in the joint venture company, Buckreef Gold Company Limited, with Stamico holding the remaining 45%.

The Company has 100% control over all aspects of the joint venture. In accordance with the joint venture agreement, the Company has to arrange financing, incur expenditures, make all decisions and operate the mine in the future. The Company’s obligations and commitments include completing a preliminary economic assessment, feasibility study and mine development. Stamico’s involvement is to contribute the licences and rights to the property and receive a 45% interest in Buckreef Project.

The joint venture agreement contains an obligation clause regarding the commissioning date for the plant. The clause becomes effective only in the event the property is not brought into production before a specified future date which was originally estimated to be in December 2015.  The Company shall be entitled to extend the date for one additional year:

         i) for the extension year, on payment to Stamico of US$500,000;

          ii) for the second extension year, on payment to Stamico of US$625,000; and

          iii) for each subsequent extension year, on payment to Stamico of US$750,000.

As at November 30, 2020, USD $115,412 (August 31, 2020 USD $230,012) remains accrued to be paid out of proceeds of production over 3 instalments through April 2021.

The Company has recognized a non-controlling interest (NCI) in respect of Stamico’s 45% interest in the consolidated financial statements based on the initial payment by the Company to Stamico and will be adjusted based on annual exploration and related expenditures. Stamico has a free carried interest and does not contribute to exploration expenses.

There is a supervisory board made up of 4 directors of Tanzam and 3 directors of Stamico, whom are updated with periodic reports and review major decisions. Amounts paid to Stamico and subsequent expenditures on the property are capitalized to mineral properties or inventory for costs directly related to the extraction and processing of ore and reported under Buckreef Gold Company Limited.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

3.Mineral Properties and Deferred Exploration (continued)

(b) Kigosi:

The Kigosi Project is principally located within the Kigosi Game Reserve controlled area.  Through prospecting and mining option agreements, the Company has options to acquire interests in several Kigosi prospecting licenses (the “Kigosi Mining License”).  The Company has an agreement with Stamico providing Stamico a 15% carried interest in the Kigosi Project.

The Kigosi Mining License was granted by the Ministry of Energy and Minerals of Tanzania to Tanzam, (wholly owned subsidiary of Tanzanian).  The official signing ceremony of the Kigosi Mining License was held in October 2013 and was attended by the Company and Ministry for Energy and Minerals representatives.  The area remains subject to a Game Reserve Declaration Order.  Upon repeal or amendment of that order by degazzeting the respective license by the Tanzanian government, the Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence.

During 2019 the Company received a notice of cancellation of mining license relating to the Kigosi Mining License for failure to satisfy the issues raised in the default notice.  The Company has disagreed the notice sent by the government followed due process under Tanzanian law, as such, the Company filed an appeal to this notification and is currently awaiting the result of the appeal.

(c) Itetemia Project:

Through prospecting and mining option agreements, the Company has options to acquire interests in several ltetemia property prospecting licenses.  The licenses are held by the Company; through the Company's subsidiaries, Tancan or Tanzam.  In the case of one prospecting license, Tancan acquired its interest pursuant to the Stamico Venture Agreement dated July 12, 1994, as amended June 18, 2001, July 2005, and October 13, 2008.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting license by meeting 20% of the costs required to place the property into production.  The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for US$1,000,000.

The Company is required to pay Stamico an annual option fee of US$25,000 per annum until commercial production.

During 2019 the Company received a notice of rejection of the mining license application for Itetamia, for failure to have complied with regulations.  The Company disagreed the notice sent by the government followed due process under Tanzanian law, as such, the Company filed an appeal to this notification. On December 3, 2020, the appeal was dismissed with costs.  The Company is preparing an appeal.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

4.Property, plant and equipment

	Automotive	Computer Equipment	Machinery and equipment	Leasehold improvements	Heap leach pads	Processing plant	Construction-in-progress *	Total
Cost
As at September 1, 2019	$ 15,102	$ 65,454	$ 1,329,178	$ 124,058	$ 1,523,379	$ -	$ 1,418,701	$ 4,475,872
Additions	29,270	173,534	51,659	91,621	-	-	600,517	946,601
Disposals	-	-	(30,040)	-	-	-	-	(30,040)
Transfer	-	-	-	-	-	1,756,516	(1,756,516)	-
Foreign exchange	(655)	(5,693)	(34,945)	(4,903)	(18,807)	-	(53,301)	(118,304)
As at August 31, 2020	$ 43,717	$ 233,295	$ 1,315,852	$ 210,776	$ 1,504,572	$ 1,756,516	$ 209,401	$ 5,274,129
Additions	-	8,217	45,782	-	-	-	-	53,999
Foreign exchange	(250)	(1,335)	(8,569)	(1,199)	-	(9,045)	(1,069)	(21,467)
As at November 30, 2020	$ 43,467	$ 240,177	$ 1,353,065	$ 209,577	$ 1,504,572	$ 1,747,471	$ 208,332	$ 5,306,661
Accumulated depreciation
As at September 1, 2019	$ 14,876	$ 52,282	$ 1,205,766	$ 85,582	$ 1,406,791	$ -	$ -	$ 2,765,297
Depreciation expense	9,351	25,259	43,437	9,373	130,252	78,186	-	295,858
Foreign exchange	(450)	(1,514)	(19,196)	(1,763)	(32,471)	(1,452)	-	(56,846)
As at August 31, 2020	$ 23,777	$ 76,027	$ 1,230,007	$ 93,192	$ 1,504,572	$ 76,734	$ -	$ 3,004,309
Depreciation expense	2,302	8,959	17,640	4,337	-	40,507	-	73,745
Foreign exchange	(152)	(545)	(8,005)	(625)	-	(751)	-	(10,078)
As at November 30, 2020	$ 25,927	$ 84,441	$ 1,239,642	$ 96,904	$ 1,504,572	$ 116,490	$ -	$ 3,067,976
Net book value
As at August 31, 2019	$ 226	$ 13,172	$ 123,412	$ 38,476	$ 116,588	$ -	$ 1,418,701	$ 1,710,575
As at August 31, 2020	$ 19,940	$ 157,268	$ 85,845	$ 117,584	$ -	$ 1,679,782	$ 209,401	$ 2,269,820
As at November 30, 2020	$ 17,540	$ 155,736	$ 113,423	$ 112,673	$ -	$ 1,630,981	$ 208,332	$ 2,238,685

* Construction in progress represents construction of the Company’s processing plant.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

4.Property, plant and equipment (continued)

Sale-leaseback transaction:

As at November 30, 2020, the remaining balance outstanding under finance lease obligations is $nil (August 31, 2020 - $88,207) and is repayable within 1 year, as such, the finance lease obligation is classified as a current liability.

Interest expense for the three month period ended November 30, 2020 related to the leases amounted to $nil (2019 - $2,549), and is recorded in the statement of comprehensive loss.

5.   Capital Stock

Share Capital

The Company’s Restated Articles of Incorporation authorize the Company to issue an unlimited number of common shares.

	Number	Amount ($) ($)
Balance at August 31, 2019	150,391,558	$ 142,251,909
Issued for cash, net of share issue costs	6,768,634	4,634,051
Shares issued for settlement of convertible and gold loans (Note 20 and 22)	29,267,417	15,307,441
Transfer of conversion component on conversion of convertible loans	-	5,760,022
Shares issued for interest on gold and convertible loans	1,463,855	785,148
Shares issued for services	5,623,000	4,329,710
Finders fees on convertible and gold bullion loans (Note 20 and 22)	1,025,762	642,095
Warrants exercised	5,434,896	4,686,444
Balance at August 31, 2020	199,975,122	$ 178,396,820
Issued for settlement of convertible debentures (Note 23)	1,832,418	1,369,000
Balance at November 30, 2020	201,807,540	$ 179,765,820

Activity during the three month period ended November 30, 2020:

During the three month period ended November 30, 2020, $1,369,000 (USD $1,100,000) of Tranche A Convertible Debentures (Note 23) were converted by the Holders into 1,832,418 common shares of the Company.

Activity during the year ended August 31, 2020:

During the year ended August 31, 2020, the Company issued 6,768,634 common shares at an average price of USD $0.575 per common share, raising an aggregate net proceeds, net of share issue costs of $503,934, of $4,634,051 (US $3,559,000).

During the year ended August 31, 2020, 4,017,857 warrants expiring on September 26, 2021 were exercised by way of cashless exercise into 5,434,896 common shares of the Company which resulted in the transfer of the associated value of $4,686,444 from warrant liability to share capital.

During the year ended August 31, 2020, 1,463,855 shares were issued at an average price of $0.54 per share for total issued value of $785,148 for payment of interest (see Notes 20 and 22 for details).

On April 15, 2020 the Company issued 5,623,000 common shares at a price of $0.75 per share with total value of $4,329,710 for compensation to various officers, directors, consultants and employees.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

5.   Capital Stock (continued)

Warrant issuances:

Activity during the three month period ended November 30, 2020:

There were no warrant issuances during the three month period ended November 30, 2020.

Activity during the year ended August 31, 2020:

During the year ended August 31, 2020, the Company issued three-year warrants with an exercise price of USD $1.2125 to the debenture holders pursuant to the convertible debenture financing described in Note 23.

Warrants and Compensation Options outstanding:

At November 30, 2020, the following warrants and compensation warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Private placement financing agent warrants - September 26, 2016	214,285	USD$0.9515	September 26, 2021
Private placement financing agent warrants - September 1, 2016	73,616	USD$0.8718	September 1, 2021
Convertible debenture warrants - July 27, 2020	3,002,037	USD$1.2125	July 27, 2023

Balance, November 30, 2020	3,289,938	-	-

The outstanding warrants have a weighted average price of US$1.19 and weighted average remaining contractual life of 2.49 years.

Restricted share units:

The Restricted Stock Unit Plan (the “RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (RSUs).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  Under the RSU Plan, a maximum of 2,500,000 shares are authorized for issuance. RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the award agreement.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

5.   Capital Stock (continued)

The Board of Directors implemented the RSU Plan under which officers, directors, employees and others are compensated for their services to the Company.  Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  On April 11, 2012, the board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least one half, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2012, the outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs is elected, the compensation on which the number of RSUs granted in excess of the required one half shall be increased by 20%.

The Company uses the fair value method to recognize the obligation and compensation expense associated with the RSU’s. The fair value of RSU’s issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU the carrying amount is recorded as an increase in common share capital and a reduction in the share based payment reserve.

Of the 2,500,000 shares authorized for issuance under the RSU Plan, 2,500,000 (August 31, 2020 - 2,500,000) shares have been issued as at November 30, 2020.

Stock options:

The Company has a stock option plan (the “Plan”) under which the Company may grant options to directors, officers, employees and consultants. The maximum number of common shares reserved for issue under the Plan at any point in time may not exceed 10% of the number of shares issued and outstanding.  The purpose of the Plan is to attract, retain and motivate directors, officers, employees, and certain third party service providers by providing them with the opportunity to acquire a proprietary interest in the Company and benefit from its growth. Options granted under the Plan are non-assignable and vest over various terms up to 24 months from the date of grant.  As at November 30, 2020, the Company had 7,205,754 (August 31, 2020 – 7,022,512) options available for issuance under the Plan.

The continuity of outstanding stock options for the three month period ended November 30, 2020 and year ended August 31, 2020 is as follows:

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2019, August 31, 2020 and November 30, 2020	7,352,000	$0.41

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
Exercise price (1)	Number of options		Expiry	contractual
Outstanding $	Outstanding	Exercisable	date	life (years) (1)
CAD0.35	100,000	100,000	January 2, 2028	7.09
CAD0.40	3,720,000	3,720,000	September 29, 2026	5,83
CAD0.43	3,532,000	3,532,000	October 11, 2026	5,86
CAD0.41	7,352,000	7,352,000		5.86

(1)Total represents weighted average.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

6.Reserve for warrants

Year ended	November 30, 2020	August 31, 2020
Balance at beginning of period/year	$ 1,033,037	$ 1,033,037
Balance at end of period/year	$ 1,033,037	$ 1,033,037

7.Reserve for share based payments

Year ended	November 30, 2020	August 31, 2020
Balance at beginning of period/year	$ 3,449,269	$ 8,374,041
Share based compensation – Stock options	-	11,000
Conversion component of convertible loans	-	824,250
Transfer of reserve on conversion of convertible loans (Note 5)	-	(5,760,022)
Balance at end of period/year	$ 3,449,269	$ 3,449,269

8. Related party transactions and key management compensation

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Gold Corporation entered into the following transactions with related parties:

Three month ended November 30,	Notes	2020	2019
Legal services	i	$Nil	$Nil
Consulting	ii	$57,997	$55,539
Share of gold sales	iii	$431,895	$Nil
Consulting	iv	$24,640	$19,837

i.The Company previously engaged a legal firm for professional services in which one of the Company’s directors is a partner.  During the three month period ended November 30, 2020, the legal expense charged by the firm was $nil (2019 - $nil).  As at November 30, 2020, $335,940 remains payable (August 31, 2020 - $335,940).

ii.During the three month period ended November 30, 2020, $57,997 (2019 - $55,539) was paid for consulting and website/data back-up services to an individual associated with a current director, and companies related to him.

iii.During the three month period ended November 30, 2020, $431,895 (2019 - $nil) was paid to Stamico, the Company’s joint venture partner at Buckreef, as under the JV Agreement the partners share revenues based upon their ownership percentage during the test period.

iv.During the three month period ended November 30, 2020, $24,640 (2019 - $19,837) was paid for consulting services to a company controlled by a director.

As at November 30, 2020, the Company has a receivable of $57,347 (August 31, 2020 - $62,606) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

8.   Related party transactions and key management compensation (continued)

As at November 30, 2020, the Company does not have any outstanding leases due under lease obligations as described in note 4 (August 31, 2020 - $88,207).

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Three months ended November 30,	2020		2019
	Fees, salaries and benefits(1)	Share based payments (2)	Fees, salaries and benefits(1)	Share based payments (2)
Management	$ 193,136	$ -	$ 152,540	$ nil
Directors	82,657	-	27,906	nil
Total	$ 275,793	$ -	$ 180,446	$ nil

   (1)  Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

    (2)  All stock option share based compensation is based on the accounting expense recorded in the year.

As at November 30, 2020, included in trade and other payables is $1,184,000 (August 31, 2020 - $1,124,000) due to these key management personnel with no specific terms of repayment.

9.   Management of Capital

The Company's objective when managing capital is to obtain adequate levels of funding to support its exploration and development activities, to obtain corporate and administrative functions necessary to support organizational functioning, to obtain sufficient funding to further the identification and development of precious metals deposits, and to develop and construct low cost heap leach gold production mines.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its shareholders’ equity. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the three month period ended November 30, 2020. The Company is not subject to externally imposed capital requirements.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, reserves, and deficit, which as at November 30, 2020 totaled $32,568,126 (August 31, 2020 - $32,841,297).

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure.  Funds are primarily secured through equity capital raised by way of private placements, however, debt and other financing alternatives may be utilized as well.  There can be no assurance that the Company will be able to continue raising equity capital in this manner.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

9.   Management of Capital (continued)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short term, liquid and highly rated financial instruments, such as cash, and short term guarantee deposits, all held with major Canadian financial institutions and Canadian treasury deposits.

10. Financial Instruments

Fair Value of Financial Instruments

Convertible debentures and derivative warrant liabilities are classified as fair value through profit and loss. Trade and other payables, leases payable are classified as other financial liabilities, which are measured at amortized cost. Trade and Other Receivables are measured at amortized cost.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly;

•Level 3 – Inputs for assets or liabilities that are not based on observable market data

As at November 30, 2020 and August 31, 2020, cash is recorded at fair value under level 1 within the fair value hierarchy, convertible debentures (Note 23) are classified as Level 3 within the fair value hierarchy, and derivative warrant liabilities (Note 24) are classified as level 3.

The fair value of the convertible debentures at initial recognition and at year-end has been calculated using a binomial lattice methodology. This methodology determined the total fair value of the instruments by maximizing the economic benefits to a market participant by comparing the conversion value and hold value over the term of the instruments.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

10. Financial Instruments (continued)

The following table shows the valuation techniques used in measuring Level 3 fair values for derivative warrant liabilities and convertible debentures, as well as the significant unobservable inputs used.

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Derivative warrant liabilities	The fair value of the warrant liabilities at the quarter-end has been calculated using a Black-Scholes pricing model combined with a discounted cash flow methodology.

Key observable inputs

•Share price (November 30, 2020: USD $ 0.623, August 31, 2020: USD $ 0.835)

•Risk-free interest rate (November 30, 2020: 0.18%, August 31, 2020: 0.15%)

•Dividend yield (November 30, 2020: 0%, August 31, 2020: 0%)

Key unobservable inputs

•Expected volatility (November 30, 2020: 60%, August 31, 2020: 51%)

The estimated fair value would increase (decrease) if:

•The share price was higher (lower)

•The risk-free interest rate was higher (lower)

•The dividend yield was lower (higher)

•The expected volatility factor was higher (lower)

•The credit spread was lower (higher)

Convertible debentures	The fair value of the convertible debt at the quarter-end has been calculated using a binomial lattice methodology.

Key observable inputs

•Share price (November 30, 2020: USD $ 0.623, August 31, 2020: USD $ 0.835)

•Risk-free interest rate (November 30, 2020: 0.12% to 0.18%, August 31, 2020: 0.13% to 0.14%)

•Dividend yield (November 30, 2020: 0%, August 31, 2020: 0%)

Key unobservable inputs

•Discount for lack of marketability (DLOM) (November 30, 2020: 11%, August 31, 2020: 21%)

The estimated fair value would increase (decrease) if:

•The share price was higher (lower)

•The risk-free interest rate was higher (lower)

•The dividend yield was lower (higher)

•The discount for lack of marketability was lower (higher)

Sensitivity Analysis

For the fair values of derivative warrant liabilities and convertible debentures, reasonably possible changes to expected volatility, the significant unobservable input, holding other inputs constant would have the following effects:

Derivative liabilities, November 30, 2020

	Comprehensive Loss
	Increase	Decrease
Expected volatility (20% movement vs. the model input)	$(128,877)	$123,052
Credit Spread (20% movement vs. the model input)	$7,645	$(7,835)

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

10. Financial Instruments (continued)

Convertible debenture liability, November 30, 2020

	Comprehensive Loss
	Increase	Decrease
DLOM (20% movement vs. the model input)	$139,570	$(139,570)

The carrying value of cash, other receivables, accounts payable and accrued liabilities and leases payable, approximate fair value because of the limited terms of these instruments.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and short-term bank investments are with Schedule 1 banks or equivalents.  The other receivables consist primarily of amounts due from government taxation authorities.  The Company has not recorded an impairment or allowance for credit risk as at November 30, 2020, or August 31, 2020.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The bullion loan carries a fixed rate of interest.  The Company’s future interest income is exposed to changes in short-term rates.  As at November 30, 2020, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $27,000 (2019 - $27,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at November 30, 2020, the Company had current assets of $4,936,002 (August 31, 2020 - $7,057,447) and current liabilities of $13,932,758 (August 31, 2020 - $13,831,089). Current liabilities include $7,413,000 in convertible debentures and $409,000 in derivative liabilities which will only be settled by issuing equity of the Company.  All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $8,996,756 (August 31, 2020 - $6,773,642).  The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At November 30, 2020, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $745,000 on the statements of comprehensive loss.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

11. Other receivables

The Company’s other receivables arise from two main sources: receivables due from related parties and harmonized services tax (“HST”) and value added tax (“VAT”) receivable from government taxation authorities. These are broken down as follows:

	November 30, 2020	August 31, 2020

Receivable from related parties	$ 57,347	$ 62,606
HST and VAT receivable	862,561	651,639
Other	45,577	-
Other Receivables	$ 965,485	$ 714,245

Below is an aged analysis of the Company’s other receivables:

	November 30, 2020	August 31, 2020

Less than 1 month	$ 165,222	$ 127,460
1 to 3 months	189,643	100,623
Over 3 months	610,620	486,162
Total Other Receivables	$ 965,485	$ 714,245

At November 30, 2020, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables. The credit risk on the receivables has been further discussed in Note 10.

The Company holds no collateral for any receivable amounts outstanding as at November 30, 2020.

12. Prepaid and other assets

	November 30, 2020	August 31, 2020

Insurance	$ 13,230	$ 26,460
Listing fees	9,932	39,730
Other	59,411	35,174
Total Prepaid Expenses	$ 82,573	$ 101,364

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

13. Trade, other payables and accrued liabilities

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and payroll liabilities.  The amount as at November 30, 2020 includes $1,955,693 (August 31, 2020 - $1,955,693) accrued in relation to conversion of convertible loans and gold loans into common shares.  The usual credit period taken for trade purchases is between 30 to 90 days.

The following is an aged analysis of the trade, other payables and accrued liabilities:

	November 30, 2020	August 31, 2020

Less than 1 month	$ 1,012,840	$ 3,073,229
1 to 3 months	560,690	677,284
Over 3 months	4,537,228	2,625,369
Total Trade, Other Payables and Accrued Liabilities	$ 6,110,758	$ 6,375,882

14. Inventory

Inventory consists of stockpiled ore and supplies consumed during the course of exploration development and operations.  Cost represents the delivered price of the item.  The following is a breakdown of items in inventory:

	November 30, 2020	August 31, 2020

Stockpiled ore and work in progress	$ 1,152,101	$ 929,909
Supplies	62,847	18,163
Total Inventory	$ 1,214,948	$ 948,072

15. Cash

As at November 30, 2020, cash totalled $2,672,996 (August 31, 2020 - $5,293,766), consisting of cash on deposit with banks in general minimum interest bearing accounts.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

16. Segmented information

Operating Segments

At November 30, 2020 the Company’s operations comprise of a single reporting operating segment engaged in mineral exploration in Tanzania.  The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8 ‘Operating Segments’. As the operations comprise a single reporting segment, amounts disclosed in the interim condensed consolidated financial statements also represent operating segment amounts.

An operating segment is defined as a component of the Company:

•that engages in business activities from which it may earn revenues and incur expenses;

•whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•for which discrete financial information is available.

Geographic Segments

The Company is in the business of mineral exploration and production in the country of Tanzania. Information concerning the Company’s geographic locations is as follows:

	As at November 30, 2020	As at August 31, 2020
Identifiable assets
Canada	$ 2,113,040	$ 5,205,913
Tanzania	46,876,755	45,071,410
	$ 48,989,795	$ 49,810,754
Non-current assets
Canada	$ 64,949	$ 64,472
Tanzania	43,988,824	42,688,835
	$ 44,053,793	$ 42,753,307

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

17. Commitments and Contingencies

Commitments:

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid certain of its annual license fees since October 2014 with exception of Buckreef mining licenses. As at November 30, 2020 an accrual of $357,000 (August 31, 2020 - $329,000) has been recorded relating to unpaid license fees and resultant penalties. These licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $119,000 (August 31, 2020 - $110,000). The Company has recorded an accrual for all valid and active mining licenses.

Contingencies:

Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

18.   Asset Retirement Obligation

The Company's asset retirement obligation relates to the cost of removing and restoring of the Buckreef Project in Tanzania. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.  This estimate depends on the development of environmentally acceptable mine closure plan.

A reconciliation for asset retirement obligations is as follows:
	August 31, 2020	August 31, 2020
Balance, beginning of period/year	$ 3,500,000	$ 737,404
Increase in estimate for asset retirement obligation	-	2,754,016
Accretion expense	43,750	8,580
Foreign exchange	(8,249)	-
Balance, end of period/year	$ 3,535,501	$ 3,500,000

The mine closure provision liability is based upon the following estimates and assumptions:

a)Total undiscounted amount of future retirement costs was estimated to be US$3,600,000.

b)Risk-free rate at 5%.

c)Expected timing of cash outflows required to settle the obligation is for the full amount to be paid in 18 years.

d)Inflation over the period is estimated to be 3.3% per annum.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

19.  Non-Controlling Interest

The changes to the non-controlling interest for the three month periods ended November 30, 2020 and year ended August 31, 2020 are as follows:

Year ended	November 30, 2020	August 31, 2020
Balance at beginning of period/year	$ (361,632)	$ 581,517
Non-controlling interest’s 45% share of Buckreef’s comprehensive income (loss)	(684,958)	(943,149)
Balance at end of period/year	$ (1,046,590)	$ (361,632)

The following is summarized financial information for Buckreef:

	November 30, 2020	August 31, 2020
Current assets	$ 2,906,396	$ 1,355,564
Long term assets	$ 32,264,939	$ 30,337,288
Current liabilities	$ 5,102	$ 5,114
Asset retirement obligation	$ (3,535,501)	$ (3,500,000)
Advances from parent	$ (33,210,998)	$ (31,023,390)

Comprehensive loss for the period/year	$ (1,522,128)	$ (2,095,887)

20. Gold Bullion Loans

Activity during the year ended August 31, 2020:

During the year ended August 31, 2020, the Company closed $292,241 (US $203,750) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the Lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.3417 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.3417 per share. There is no prepayment penalty.

The Company recorded the equity portion of the conversion component in equity which amounted to $32,000.

During the year ended August 31, 2020 the Company settled $5,313,378 (US$3,927,813) of principal amount of outstanding loans through the issuance of 14,840,305 shares.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

20. Gold Bullion Loans (continued)

Outstanding balance:

The balance of the gold bullion loans is as follows:

Balance at August 31, 2019	$ 4,998,127
Loans received	292,241
Less: repayment of loans converted to shares	(5,313,378)
Less: conversion component of loans and finders fees	(32,000)
Interest accrued	306,608
Issuance of shares for interest payment	(359,550)
Interest accretion	46,667
Foreign exchange translation adjustment	61,285
Balance at August 31, 2020 and November 30, 2020	$ -

Interest expense related to the gold bullion loan amounted to $nil (2019 - $98,202), for the three month period ended November 30, 2020 and is recorded as finance charge in the statements of comprehensive loss. Accretion expense during the three month period ended November 30, 2020 totaled $nil (2019 - $30,000).

Derivatives in the gold bullion loans:

The Company estimated the fair value of the derivatives embedded in the gold bullion loans and recognized a loss of $nil in the statement of loss and comprehensive loss for the three month period ended November 30, 2020 (2019 - $400,000 gain).

21. Finance costs

Finance costs comprises of the following:

Three month period ended November 30,	2020	2019

Interest on Gold Bullion Loans	$ -	$ 98,202
Interest on Convertible Loans	-	65,457
	$ -	$ 163,659

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

22. Convertible loans

Activity during the year ended August 31, 2020:

During the year ended August 31, 2020, the Company received loans in the amount of $6,946,787 (US$5,123,493) with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.3417 - US$0.598 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.3417 - US$0.598 per share.

The Company recorded the equity portion of the conversion component in equity which amounted to $792,450.

In connection with the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 1,025,762 common shares with a value of $642,095.

During the year ended August 31, 2020, the Company settled $7,889,535 (US$5,095,662) of principal amount of outstanding loans through the issuance of 14,427,112 shares. The Company also repaid $283,393 (USD$200,000) in cash.

The balance of the convertible loans is as follows:

Balance at August 31, 2019	$ 1,929,244
Proceeds from convertible loans	6,946,787
Conversion of convertible loan to shares	(7,889,535)
Repayment in cash	(283,393)
Less: conversion component of convertible loans	(792,450)
Less: finders fee	(642,095)
Interest accrued	398,208
Issuance of shares for interest payment	(398,208)
Interest accretion	689,664
Foreign exchange	41,778
Balance at August 31, 2020 and November 30, 2020	$ -

Interest accretion expense related to these loans during the three month period ended November 30, 2020 totaled $nil (2019 - $189,250).

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

23. Convertible debentures

During the year ended August 31, 2020, the Company entered into a securities purchase agreement (the “Agreement”) with two institutional accredited investors (the “Debenture Holders”) to issue up to USD $14.0 million in convertible debentures consisting of USD $7.0 million in Tranche A Convertible Debentures (“Tranche A”) and up to USD $7.0 million in Tranche B Convertible Debentures (“Tranche B”, together with the Tranche A, the “Convertible Debentures”).

Repayment of the Convertible Debentures is guaranteed by the Company’s subsidiary, Tanzania American International Development Corporation 2000 Limited pursuant to a global guarantee agreement.

Tranche A

Each of the Tranche A Debentures bears no interest and has a maturity date of eighteen months, provided that in case of an event of default, the Tranche A Debentures may become immediately due and payable.

During the year ended August 31, 2020, the Company closed on the first and second issuances under Tranche A for a total of USD $6,000,000. The conversion price is calculated at the lower of i) a fixed conversion price (first issuance - USD $1.2125, second issuance - $1.2029); or ii) 93% of the average of the two lowest daily VWAPs during the 10 consecutive trading days immediately before the conversion date, all of which is subject to a floor of $0.20.

During the three month period ended November 30, 2020, the Company closed on the third issuance of convertible debentures under Tranche A for a total of USD $1,000,000. The conversion price is the same as the first two issuances, with the exception of the fixed conversion price, which is $1.1554.

Tranche A is subject to the following additional terms and conditions:

•If at the maturity date of the Tranche A Debenture there is at least 20% outstanding principal balance, the Company may elect to extend the Tranche A Debenture maturity date for an additional six months.

•The Company has the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Tranche A Debenture at a 10% premium provided the current stock price of the Company’s common shares at the time of the delivery of the redemption notice is less than the applicable fixed conversion price which has been set upon each issuance. Upon receiving the notice to redeem, the Debenture Holders can then elect to convert into shares at that point in time.

Implementation fees of 3.95% are to be paid at the closing of each issuance. In connection with the issuance during the three month period ended November 30, 2020, transactions costs amounting to $55,000 were paid and expensed.

Initial recognition of the issuances that have closed up to November 30, 2020 are as follows:

Issued	Tranche	Principal (CAD)	Maturity Date	Interest Rate	Fair Value (CAD)
July 27, 2020	Tranche A	$5,357,000	January 27, 2022	0%	$4,592,000
August 20, 2020	Tranche A	2,639,000	February 20,2022	0%	2,264,000
September 1, 2020	Tranche A	1,306,000	March 1, 2022	0%	1,194,000
Total		$9,302,000			$8,050,000

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

23. Convertible debentures (continued)

The difference of CAD $1,140,000 between the principal and the fair value of the first two issuances is attributable to the fair value of the Warrant Shares that were issued as part of the overall arrangement (Note 24).

The day one gain of $112,000 under the third issuance has been deferred and amortized into income over the 18-month term.

As of November 30, 2020, there have been no convertible debenture issued under Tranche B.

The balance of the convertible debentures (level 3) is as follows:

November 30, 2020
Balance at August 31, 2020	$ 6,647,000
Fair value on third issuance Day one gain on third issuance	1,194,000 112,000
Fair value of partial conversions	(1,369,000)
Change in fair value	867,000
Foreign exchange	(38,000)
Balance at November 30, 2020	$ 7,413,000

At November 30, 2020 the unamortized amount of the deferred gain that is included in the carrying value of the convertible debentures is $93,000.

As of November 30, 2020 the total principal outstanding on the convertible debentures is $7,649,000.

There was no change in fair value due to changes in own credit risk during the period.

Significant assumptions used in determining the fair value of the convertible debentures are as follows:

	November 30, 2020	August 31, 2020
Share price (in USD)	$0.623	$ 0.835
Risk-free interest rate	0.12%-0.18%	0.13%-0.14%
Discount for lack of marketability	11%	21%
Remaining term (in years)	1.11-1.67	1.41-1.97

The fair value is a level 3 fair value estimate given the discount for lack of marketability assumption is not an observable input.

Tanzanian Gold Corporation

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three Month Periods Ended November 30, 2020 and 2019

(Expressed in Canadian dollars)

24. Derivative warrant liabilities

During the year ended August 31, 2020, the Company issued warrants for the Company’s common shares. Under the terms of the Agreement a total of 3,002,037 warrants were issued, exercisable for a period of three years from the date of issuance at an exercise price of $1.2125 USD.

The holders of the warrants issued pursuant to this Agreement may elect to settle the warrants in cash if the underlying security (i.e., the common shares) are not subject to an effective registration statement at the time the holder wishes to exercise them. A contract that may be settled by a single net payment (generally referred to as net cash settled or net equity settled) is a financial liability and not an equity instrument.

The balance of the derivative warrant liabilities (level 3) is as follows:

November 30, 2020
Balance at August 31, 2020	720,000
Fair value adjustment	(307,000)
Foreign exchange	(4,000)
Balance at November 30, 2020	$ 409,000

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

	November 30, 2020	August 31, 2020
Share price (in USD)	$0.623	$ 0.835
Risk-free interest rate	0.18%	0.15%
Dividend yield	0%	0%
Expected volatility	60%	51%
Remaining term (in years)	2.60	2.90

The fair value is classified as level 3 as expected volatility is determined using historical volatility, and is therefore not an observable input.

25. Events after the reporting period

On December 23, 2020, the Company completed the sale of 5,545,325 common shares together with warrants to purchase 2,772,637 common shares for USD $2,993,390 in the aggregate with certain investors. The common shares and warrants were issued at USD $0.54 for each common share and a one-half purchase warrant with the right of each whole warrant to purchase one common share at USD $1.50 for a period of three years from the issue date.

Subsequent to quarter end, $700,000 of Tranche A Convertible Debentures (Note 23) were converted by the Holders into 1,280,891 common shares of the Company.